November 18, 2019

Donald Steinberg
Chief Executive Officer
Marijuana Co of America, Inc.
1340 West Valley Parkway, Suite 205
Escondido, California 92029

       Re: Marijuana Co of America, Inc.
           Amendment No. 3 to Form 10-K for period ended December 31, 2018 Filed November 1, 2019
           Form 10-Q for period ended June 30, 2019
           Filed August 19, 2019
           File No. 000-27039

Dear Mr. Steinberg:

         We have reviewed your October 9, 2019 and October 31, 2019 responses to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 20, 2019 letter.

Amendment No. 3 to Form 10-K for the year ended December 31, 2018

Report of Independent Registered Public Accounting Firm, page F-1

1. We note your response to prior comment one of our letter dated September 20, 2019. The amendment filed did not provide an updated report from your independent accountants.
      The opinion sentence in that report refers to the financial position at December 31, 2018 and 2017. However, the remainder of that opinion sentence only addresses the results of operations and cash flows for a single year. Please revise your Form 10-K to provide a report from your independent accountants covering all the required periods that were included in the audit.
 Donald Steinberg
FirstName Co of America, Inc.
Marijuana LastNameDonald Steinberg
Comapany 18, 2019
November NameMarijuana Co of America, Inc.
Page 2
November 18, 2019 Page 2
FirstName LastName
Form 10-Q for period ended June 30, 2019 filed August 19, 2019

Note 5 - Investments, page 16

2. Your proposed disclosure provided in your response to prior comment four of our letter dated September 20, 2019 indicates that the consideration committed to be paid for the acquisition of NPE was $2 million in cash and 1,173,709 shares worth $1 million. You also disclose that as of the date of the filing, the shares had not be issued. Tell us how you recorded the commitment to issue the shares as of the date the definitive agreement was signed. Tell us where that commitment was reflected as a liability on your balance sheet.
         If it was not recorded as a liability, explain in detail why not. Provide us with your detailed analysis of the applicable accounting literature.
Government Regulations of Cannabis, page 39

3. Please revise your disclosures on pages 39-40 to address how the regulatory landscape described in this section specifically applies to the business of your new joint venture
         Viva Buds, which was formed for the purpose of "operating a California licensed cannabis distribution business pursuant to California law legalizing cannabis for recreational and medicinal use." In particular, we note your statement that you are not "engaged in the direct growth, cultivation, harvesting and distribution of cannabis containing psychoactive amounts of the THC molecule," but it appears that through this joint venture, you will be so engaged. Please clarify the legal status of these operations, including under federal law.
       You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Tad Mailander, Esq.